# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertex, Inc., CIK 0001806837
CUSIP: 92538J106
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2301 Renaissance Boulevard, King of Prussia, Pennsylvania (PA), 19406
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-021934
Filed by CIK 0001818517

## Reporting persons
- Amanda Radcliffe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 33,188,884.22; shared voting power 84,210; sole dispositive power 33,188,884.22; shared dispositive power 84,210; aggregate amount beneficially owned 33,273,094.22 (20.9% of the class)
  Comment: The amount in Row 9 includes (i) 59,182 shares of Class A Common Stock held of record by Amanda Radcliffe, (ii) 838,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Ms. Radcliffe, (iii) 32,291,702.223 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by trusts of which Ms. Radcliffe is the trustee and (iv) 84,210 shares of Class A Common Stock jointly held by Amanda Radcliffe and Conrad Radcliffe.
- Stefanie Thompson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 32,986,261.58; shared voting power 0; sole dispositive power 32,986,261.58; shared dispositive power 0; aggregate amount beneficially owned 32,986,261.58 (20.7% of the class)
  Comment: The amount in Row 9 includes (i) 51,357 shares of Class A Common Stock held of record by Stefanie Thompson, (ii) 838,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Ms. Thompson and (iii) 32,096,904.588 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by trusts of which Ms. Thompson is the trustee.
- Jeffrey Westphal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,521,822.23; shared voting power 0; sole dispositive power 1,521,822.23; shared dispositive power 0; aggregate amount beneficially owned 1,521,822.23 (1% of the class)
  Comment: The amount in Row 9 includes (i) 7,895 shares of Class A Common Stock held of record by Jeffrey Westphal, (ii) 388,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Mr. Westphal and (iii) 1,125,927.237 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by the 2009 Jeffrey R. Westphal Generation Skipping Trust, of which Mr. Westphal is the trustee.
- Christopher Thompson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 5,629.04; shared voting power 0; sole dispositive power 5,629.04; shared dispositive power 0; aggregate amount beneficially owned 5,629.04 (0.004% of the class)
  Comment: The amount in Row 9 includes 5,629.046 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Christopher Thompson.
- Benjamin Schmerin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 4,221.78; shared voting power 0; sole dispositive power 4,221.78; shared dispositive power 0; aggregate amount beneficially owned 4,221.78 (0.003% of the class)
  Comment: The amount in Row 9 includes (i) 2,500 shares of Class A Common Stock held of record by Benjamin Schmerin and (ii) 1,721.784 shares of Class A Common Sock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by Benjamin Schmerin.
- Conrad Radcliffe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,731,647.37; sole dispositive power 0; shared dispositive power 2,731,647.37; aggregate amount beneficially owned 2,731,647.37 (1.7% of the class)
  Comment: The amount in Row 9 includes (i) 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Third Party Funded Special Needs Trust for Callum W. Radcliffe u/a of Amanda W. Radcliffe dated May 15, 2015, of which Conrad Radcliffe, Kailey Radcliffe and Antoinette Capik are the trustees and (ii) 84,210 shares of Class A Common Stock jointly held by Amanda Radcliffe and Conrad Radcliffe.
- Kailey Radcliffe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,647,437.37; shared voting power 2,647,437.37; sole dispositive power 2,647,437.37; shared dispositive power 2,647,437.37; aggregate amount beneficially owned 5,294,874.75 (3.3% of the class)
  Comment: The amount in Row 9 includes (i) 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Third Party Funded Special Needs Trust for Callum W. Radcliffe u/a of Amanda W. Radcliffe dated May 15, 2015, of which Conrad Radcliffe, Kailey Radcliffe and Antoinette Capik are the trustees and (ii) 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Kailey Radcliffe u/a of Amanda W. Radcliffe dated 10/05/2001, of which Kailey Radcliffe is the trustee.
- Antoinette Capik: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 2,647,437.37; shared voting power 2,647,437.37; sole dispositive power 2,647,437.37; shared dispositive power 2,647,437.37; aggregate amount beneficially owned 5,294,874.75 (3.3% of the class)
  Comment: The amount in Row 9 includes (i) 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Third Party Funded Special Needs Trust for Callum W. Radcliffe u/a of Amanda W. Radcliffe dated May 15, 2015, of which Conrad Radcliffe, Kailey Radcliffe and Antoinette Capik are the trustees and (ii) 2,647,437.377 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Antoinette R. Radcliffe u/a of Amanda W. Radcliffe dated 10/05/2001, of which Antoinette R. Capik is the trustee.
- Anne Marie Westphal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 173,074; sole dispositive power 0; shared dispositive power 173,074; aggregate amount beneficially owned 173,074 (0.1% of the class)
  Comment: The amount in Row 9 represents (i) 173,073.706 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Anne Marie Westphal u/a of Jeffrey R. Westphal dated 10/05/2001, of which Anne Marie Westphal is a trustee, and (ii) 0.294 shares of Class A Common Stock held of record by the 2020 Irrevocable Trust for Benefit of Nicholas A. Shuhan, of which Anne Marie Westphal's spouse is a trustee.
- Kyle Westphal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,211,100; sole dispositive power 0; shared dispositive power 1,211,100; aggregate amount beneficially owned 1,211,100 (0.8% of the class)
  Comment: The amount in Row 9 represents 1,211,100 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Kyle R. Westphal u/a of Jeffrey R. Westphal dated 10/05/2001, of which Kyle Westphal is a trustee.
- Jacob Westphal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 745,706; sole dispositive power 0; shared dispositive power 745,706; aggregate amount beneficially owned 745,706 (0.5% of the class)
  Comment: The amount in Row 9 represents 745,706 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Jacob J. Westphal u/a of Jeffrey R. Westphal dated 10/05/2001, of which Jacob Westphal is a trustee.
- Melanie DeStefano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,941,750; shared voting power 0; sole dispositive power 1,941,750; shared dispositive power 0; aggregate amount beneficially owned 1,941,750 (1.2% of the class)
  Comment: The amount in Row 9 represents (i) 300,000 Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Melanie H. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Melanie DeStefano is the trustee and (ii) 1,641,750 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Melanie H. Lucas u/a of Stefanie W. Lucas dated 10/05/2001.
- Samantha Lucas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,969,895.22; shared voting power 0; sole dispositive power 1,969,895.22; shared dispositive power 0; aggregate amount beneficially owned 1,969,895.22 (1.2% of the class)
  Comment: The amount in Row 9 represents 1,969,895.229 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Samantha W. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Samantha Lucas is the trustee.
- Mackenzie Lucas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,941,750; shared voting power 0; sole dispositive power 1,941,750; shared dispositive power 0; aggregate amount beneficially owned 1,941,750 (1.2% of the class)
  Comment: The amount in Row 9 represents (i) 600,000 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Mackenzie S. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Mackenzie Lucas is the trustee and (ii) 1,341,750 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Mackenzie S. Lucas u/a of Stefanie W. Lucas dated 10/05/2001.
- Andrea Schmerin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,983,967.84; shared voting power 0; sole dispositive power 1,983,967.84; shared dispositive power 0; aggregate amount beneficially owned 1,983,967.84 (1.2% of the class)
  Comment: The amount in Row 9 represents (i) 400,000 shares of Class A Common Stock held of record by the Item Second Irrevocable Trust FBO Andrea P. Lucas u/a of Stefanie W. Lucas dated 10/05/2001, of which Andrea Schmerin is the trustee and (ii) 1,583,967.84 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the Item Second Irrevocable Trust FBO Andrea P. Lucas u/a of Stefanie W. Lucas dated 10/05/2001.
- Constance Thompson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 112,580.91; shared voting power 0; sole dispositive power 112,580.91; shared dispositive power 0; aggregate amount beneficially owned 112,580.91 (0.1% of the class)
  Comment: The amount in Row 9 represents (i) 22,500 shares of Class A Common Stock held of record by the 2020 Irrevocable Trust for Benefit of Constance A. Thompson, of which Constance Thompson is the trustee and (ii) 90,080.918 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held of record by the 2020 Irrevocable Trust for Benefit of Constance A. Thompson.

## Item 1. Issuer
Name of issuer: Vertex, Inc.
Address of issuer's principal executive offices: 2301 Renaissance Boulevard, King of Prussia, PA, 19406

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Amanda Radcliffe;
Stefanie Thompson;
Jeffrey Westphal;
Christopher Thompson;
Benjamin Schmerin;
Conrad Radcliffe;
Kailey Radcliffe;
Antoinette Capik;
Anne Marie Westphal;
Kyle Westphal;
Jacob Westphal;
Melanie DeStefano;
Samantha Lucas;
Mackenzie Lucas;
Andrea Schmerin; and
Constance Thompson.
Address of principal business office or, if none, residence: The business address for each of the Reporting Persons is c/o Vertex, Inc., 2301 Renaissance Boulevard, King of Prussia, PA 19406.
Citizenship: Each of the Reporting Persons is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2025, based upon 77,318,571 shares of Class A Common Stock outstanding as of August 1, 2025, and assumes the conversion of an aggregate 82,155,641 shares of Class B Common Stock, par value $0.001 per share of the Issuer (the "Class B Common Stock"), held by the Reporting Persons on a one-for-one basis.

Each of the Reporting Persons is a party to that certain Third Amended and Restated Stockholders' Agreement, dated as of July 28, 2020, by and among the Issuer and the Reporting Persons and associated trusts described above (the "Stockholders Agreement").
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by the Issuer, as of the date hereof, such a "group" would be deemed to beneficially own an aggregate of 85,751,483 shares of Class A Common Stock, or 53.8% of the Class A Common Stock of the Issuer calculated pursuant to Rule 13d-3 of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99. Joint Filing Agreement (previously filed).

## Signatures
- Amanda Radcliffe: /s/ Amanda Radcliffe, Amanda Radcliffe (08/13/2025)
- Stefanie Thompson: /s/ Stefanie Thompson, Stefanie Thompson (08/13/2025)
- Jeffrey Westphal: /s/ Jeffrey Westphal, Jeffrey Westphal (08/13/2025)
- Christopher Thompson: /s/ Christopher Thompson, Christopher Thompson (08/13/2025)
- Benjamin Schmerin: /s/ Benjamin Schmerin, Benjamin Schmerin (08/13/2025)
- Conrad Radcliffe: /s/ Conrad Radcliffe, Conrad Radcliffe (08/13/2025)
- Kailey Radcliffe: /s/ Kailey Radcliffe, Kailey Radcliffe (08/13/2025)
- Antoinette Capik: /s/ Antoinette Capik, Antoinette Capik (08/13/2025)
- Anne Marie Westphal: /s/ Anne Marie Westphal, Anne Marie Westphal (08/13/2025)
- Kyle Westphal: /s/ Kyle Westphal, Kyle Westphal (08/13/2025)
- Jacob Westphal: /s/ Jacob Westphal, Jacob Westphal (08/13/2025)
- Melanie DeStefano: /s/ Melanie DeStefano, Melanie DeStefano (08/13/2025)
- Samantha Lucas: /s/ Samantha Lucas, Samantha Lucas (08/13/2025)
- Mackenzie Lucas: /s/ Mackenzie Lucas, Mackenzie Lucas (08/13/2025)
- Andrea Schmerin: /s/ Andrea Schmerin, Andrea Schmerin (08/13/2025)
- Constance Thompson: /s/ Constance Thompson, Constance Thompson (08/13/2025)